FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	May	…………………………………………………… ,	2012

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	May 14, 2012.	….	By ……/s/…… Toshihide Aoki………
(Signature)*

Toshihide Aoki
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the first quarter ended March 31, 2012

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the first quarter ended

March 31, 2012

CANON INC.

Tokyo, Japan

CONTENTS

			Page

I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	2

II	The Business

	(1)	Risk Factors	3

	(2)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2012	3

	(3)	Operating Results	3

III	Company Information

	(1)	Shares	7

	(2)	Directors and Executive Officers	8

IV	Financial Statements

	(1)	Consolidated Financial Statements	9

	(2)	Other Information	34

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outrages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I.    Corporate Information

(1)    Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Three months ended March 31, 2012	Three months ended March 31, 2011	Year ended December 31, 2011

Net sales	829,240	839,191	3,557,433

Income before income taxes	92,724	82,032	374,524

Net income attributable to Canon Inc.	61,538	55,462	248,630

Comprehensive income	133,927	94,618	159,081

Canon Inc. stockholders’ equity	2,556,380	2,659,422	2,551,132

Total equity	2,714,589	2,823,208	2,713,667

Total assets	3,949,681	3,964,735	3,930,727

Net income attributable to Canon Inc. stockholders per share:

Basic (yen)	51.53	45.15	204.49

Diluted (yen)	51.53	45.14	204.48

Canon Inc. stockholders’ equity to total assets (%)	64.7	67.1	64.9

Cash flows from operating activities	56,126	71,930	469,562

Cash flows from investing activities	(77,875)	(46,516)	(256,543)

Cash flows from financing activities	(131,316)	(73,857)	(257,513)

Cash and cash equivalents at end of period	645,484	816,615	773,227

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The conformity to U.S. GAAP is also applied to sections “II. The Business”.

Canon (consisting of the Company, 285 consolidated subsidiaries and 10 affiliates accounted for using the equity method, collectively, the “Group”) is engaged in the development, manufacture, sale and service primarily in the fields of office, consumer, industry and others. No material change in Canon’s business has occurred during the three months ended March 31, 2012.

No additions or removals of significant group entities have occurred during the three months ended March 31, 2012.

II.     The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the First Quarter of Fiscal 2012

No material contracts were entered into during the three months ended March 31, 2012.

(3)	Operating Results

Looking back at the global economy in the first quarter of 2012, in the United States, the economy showed positive signs of recovery as consumer confidence picked up slightly while the European economy recorded negative growth reflecting the impact of the debt crisis on the real economy. Growth in emerging economies, such as China and India, slowed down somewhat due to lagging exports and investment while within Japan, production activities recovered from the previous year’s earthquake in Japan and flooding in Thailand. The global economy as a whole realized moderate growth owing to a short-term alleviation of the downward risks related to the debt crisis in Europe and continued domestic demand in emerging economies.

As for the markets in which Canon operates amid these conditions, within the office equipment market, while demand for color multifunction devices (MFDs) continued to display growth, demand within the laser printer market cooled down mainly in Europe. With regard to the consumer products market, demand for digital single-lens reflex (SLR) cameras continued to realize robust growth in all regions. As for inkjet printers, although demand remained solid in emerging economies, sales overall declined due to product supply shortages and other factors. In the industry and others sector, although the market for semiconductor lithography equipment recorded solid growth, demand for equipment used to manufacture large-size liquid crystal display (LCD) panels remained sluggish.

The average values of the yen during the first quarter of the year were ¥79.72 to the U.S. dollar, a year-on-year appreciation of approximately ¥3, and ¥104.57 to the euro, a year-on-year appreciation of approximately ¥8.

Despite improvements in such factors as the downward risks of the global economy that were felt at the beginning of the year and the historically strong yen, the business environment remained harsh in the first quarter as business sentiment, mainly in Europe, worsened and the average values of the yen appreciated. Amid this environment, net sales totaled ¥829.2 billion, a year-on-year decrease of just 1.2%, owing to Group-wide efforts to achieve sales growth. The gross profit ratio declined by 1.3 points from the year-ago period to 47.1%, mainly due to the effects of the strong yen and product mix, while gross profit totaled ¥390.9 billion, a year-on-year decrease of 3.8%. Operating expenses decreased by 4.8% to ¥308.2 billion, owing to efforts to thoroughly reduce spending by controlling expenses more efficiently. As a result, first-quarter operating profit increased by 0.2% to ¥82.7 billion. Other income (deductions) achieved a turnaround of ¥10.5 billion owing to an improvement in foreign currency exchange losses, resulting in income before income taxes of ¥92.7 billion, an increase of 13.0% from the year-ago period. With net income attributable to Canon Inc. increasing by 11.0% to ¥61.5 billion for the quarter, operating profit, income before income taxes and net income attributable to Canon Inc. have realized year-on-year increases for three consecutive quarters.

Basic net income attributable to Canon Inc. stockholders per share was ¥51.53, an increase of ¥6.38 compared with the corresponding quarter of the previous year.

(3)	Operating Results (continued)

Looking at Canon’s quarterly performance by business unit, within the Office Business Unit, amid the admirable sales performance of color MFDs led by the imageRUNNER ADVANCE C5000/C2000 series, sales volumes of both monochrome and color MFDs increased from the year-ago period. In addition, sales of imagePRESS C7010VPS-series color MFDs for production printing, machines that were jointly developed by Canon and Océ, gained momentum and contributed to increased unit sales of production printing devices. As for laser printers, deteriorating business sentiment along with channel inventory adjustment led to a temporary slowdown in demand mainly in Europe and the United States. Additionally, affected by the appreciation of the yen, sales for the business unit totaled ¥438.0 billion, a decline of 8.9% year on year, while operating profit totaled ¥52.8 billion, a decrease of 16.2%.

Within the Consumer Business Unit, unit sales of digital SLR cameras recorded significant growth for such products as the competitively priced EOS Digital Rebel T3i (EOS 600D) and the advanced-amateur-model EOS 5D Mark II and EOS 60D, driven by efforts to boost production and expand sales in response to heightened demand. The EOS 5D Mark III, which was released in March 2012, displayed robust growth and also contributed to increased sales. As for compact digital cameras, sales of four new ELPH (IXUS)-series and six new PowerShot-series models launched in February this year recorded healthy growth. With regard to inkjet printers, sales volumes declined as the effects of the previous year’s flooding in Thailand on production continued to be felt through February this year. Furthermore, the company successfully launched its Cinema EOS System lineup of professional cinematography products, targeting Hollywood and the broader motion picture and television production market, along with the new DreamLabo 5000, targeting the commercial photo printing market. As a result, sales for the Consumer Business Unit increased by 4.8% year on year to ¥303.5 billion, while operating profit increased by 17.1% to ¥46.7 billion.

In the Industry and Others Business Unit, i-line steppers recorded healthy sales thanks to active investment in semiconductor lithography equipment to produce digital semiconductor devices, which are used in smartphones. Unit sales of LCD lithography equipment, on the other hand, dropped substantially in the face of shrinking demand for equipment used in the production of large-size panels, an area in which Canon is particularly strong. Additionally, sales of equipment used to manufacture organic LED (Light-Emitting Diode) panels increased owing to active investment by organic LED panel manufacturers. Consequently, sales for the segment totaled ¥109.8 billion, an increase of 19.4%, while operating profit totaled ¥4.0 billion, a decrease of 39.5% from the year-ago period.

(3)	Operating Results (continued)

First-quarter results by major geographic area are summarized as follows:

Japan

Owing to the recovery from the aftermath of the earthquake along with the acquisitions of domestic companies, net sales in Japan for the first quarter increased by 7.9% from the year-ago period to ¥669.4 billion. Operating profit dropped 16.2% year on year to ¥72.6 billion for the quarter.

Net sales outside Japan, declined in Americas and Europe due to the effects of the strong yen and harsh business environment in Europe, on the other hand, solid growth of digital SLR cameras and laser printers contributed to sales increase in Asia-Oceania.

Americas

Due to the severe appreciation of the yen against the U.S. dollar and slowed down market of laser printers, sales decreased by 3.0% from the year-ago period to ¥212.2 billion. Operating profit for the quarter totaled ¥4.2 billion, an increase of 305.0% year on year.

Europe

Sales for the quarter decreased by 11.9% from the same period of the previous year to ¥245.6 billion, due to the severe appreciation of the yen against the euro and cooled down market in laser printers caused by the harsh business environment. Operating profit in Europe decreased by 3.8% year on year to ¥10.9 billion for the quarter.

Asia and Oceania

Sales increased by 3.4% to ¥366.2 billion for the first quarter due to solid growth in emerging economies, including sales growth in digital SLR cameras. Operating profit in Asia and Oceania increased 46.0% to ¥20.8 billion for the quarter.

(3)	Operating Results (continued)

Cash Flows

During the first quarter of 2012, cash flow from operating activities totaled ¥56.1 billion, a decrease of ¥15.8 billion compared with the year-ago period, owing to the effects of the optimizing of inventory levels in accordance with the recovery in production. Due to increased capital investment relevant to production, cash flow from investing activities increased ¥31.4 billion year on year to ¥77.9 billion. Accordingly, free cash flow totaled negative ¥21.8 billion, a decrease of ¥47.2 billion from the previous year.

Cash flow from financing activities recorded an outlay of ¥131.3 billion, mainly arising from the dividend payout and the repurchase of treasury stock. Owing to these factors, as well as the positive impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥127.7 billion year on year to ¥645.5 billion.

Management Issues to be Addressed

No material changes or issues with respect to business operations and finance have occurred during the three months ended March 31, 2012.

Research and Development Expenditures

Canon’s research and development expenditures for the three months ended March 31, 2012 totaled ¥72.0 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first quarter of 2012.

(2)	Prospect of Capital Investment in the First Quarter of Fiscal 2012

The new construction of property, plant and equipment, which had been in progress as of December 31, 2011 and was completed during the first quarter of 2012, is as follows:

Name and location	Principal activities and products manufactured	Date of completion
Hita Canon Materials Inc. Oita, Japan*	Components for toner cartridges (Office Business Unit)	February 2012
Canon Zhongshan Business Machines Co., Ltd. Zhongshan, China	Laser printers (Office Business Unit)	March 2012

*To be leased to Hita Canon Materials Inc. by the Company

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the first quarter of 2012. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the first quarter of 2012.

III .    Company Information

(1) Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of March 31, 2012

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

Not applicable.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of March 31, 2012
Issued Shares (Number of shares)	-	1,333,763,464
Common Stock (millions of yen)	-	174,762
Additional Paid-in Capital (millions of yen)	-	306,288

Major Shareholders

Not applicable.

(1)	Shares (continued)

Voting Rights

	As of March 31, 2012

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 146,750,300 (cross shareholding) 3,700	-

Shares with full voting rights (Others)	1,185,104,300	11,851,043

Fractional unit shares	1,905,164	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	11,851,043

Note:

In “Fractional unit shares” under “Number of shares,” 36 shares of treasury stock and 50 shares of cross shareholding are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued

Canon Inc.	146,750,300	11.00%

Horie Mfg. Co., Ltd.	3,700	0.00%

Total	146,754,000	11.00%

(2)	Directors and Executive Officers

There were no changes in members of directors or executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2011 and the end of this quarter.

IV.    Financial Statements (Unaudited)

(1)    Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	March 31, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents (Note 13)	645,484	773,227
Short-term investments (Note 2)	131,587	125,517
Trade receivables, net (Note 3)	512,338	533,208
Inventories (Note 4)	553,864	476,704
Prepaid expenses and other current assets (Notes 9 and 13)	277,320	244,649

Total current assets	2,120,593	2,153,305

Noncurrent receivables (Note 10)	16,238	16,772
Investments (Note 2)	57,705	51,790
Property, plant and equipment, net (Note 5)	1,222,826	1,190,836
Intangible assets, net	139,685	138,030
Other assets (Note 13)	392,634	379,994

Total assets	3,949,681	3,930,727

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	March 31, 2012	December 31, 2011

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	11,303	8,343
Trade payables (Note 6)	392,414	380,532
Accrued income taxes	43,532	45,900
Accrued expenses (Note 10)	298,759	299,422
Other current liabilities (Note 9)	155,709	159,651

Total current liabilities	901,717	893,848

Long-term debt, excluding current installments	3,237	3,368
Accrued pension and severance cost	255,907	249,604
Other noncurrent liabilities	74,231	70,240

Total liabilities	1,235,092	1,217,060

Commitments and contingent liabilities (Note 10)

Equity:
Canon Inc. stockholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	399,164	401,572
Legal reserve	59,923	59,004
Retained earnings	3,047,821	3,059,298
Accumulated other comprehensive income (loss)	(413,574)	(481,773)
Treasury stock, at cost	(711,716)	(661,731)
(Number of shares)	(146,750,336)	(132,231,296)

Total Canon Inc. stockholders’ equity	2,556,380	2,551,132
Noncontrolling interests (Note 7)	158,209	162,535

Total equity (Note 7)	2,714,589	2,713,667

Total liabilities and equity	3,949,681	3,930,727

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended March 31, 2012	Three months ended March 31, 2011

Net sales	829,240	839,191

Cost of sales	438,342	432,954

Gross profit	390,898	406,237

Operating expenses:
Selling, general and administrative expenses (Note 13)	236,188	253,640
Research and development expenses	72,031	70,095

	308,219	323,735

Operating profit	82,679	82,502

Other income (deductions):
Interest and dividend income	1,562	1,636
Interest expense	(109)	(438)
Other, net (Notes 9, 12 and 13)	8,592	(1,668)

	10,045	(470)

Income before income taxes	92,724	82,032

Income taxes	29,114	26,052

Consolidated net income	63,610	55,980

Less: Net income attributable to noncontrolling interests	2,072	518

Net income attributable to Canon Inc.	61,538	55,462

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 8):
Basic	51.53	45.15
Diluted	51.53	45.14

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended March 31, 2012	Three months ended March 31, 2011
Consolidated net income	63,610	55,980
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	70,358	39,644
Net unrealized gains and losses on securities	3,997	292
Net gains and losses on derivative instruments	(4,375)	(1,440)
Pension liability adjustments	337	142

	70,317	38,638

Comprehensive income (Note 7)	133,927	94,618
Less: Comprehensive income attributable to noncontrolling interests	2,916	1,293

Comprehensive income attributable to Canon Inc.	131,011	93,325

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Three months ended March 31, 2012	Three months ended March 31, 2011
Cash flows from operating activities:
Consolidated net income	63,610	55,980
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	59,873	61,728
Loss on disposal of fixed assets	5,699	1,421
Deferred income taxes	610	(1,335)
Decrease in trade receivables	50,816	88,409
Increase in inventories	(50,537)	(38,104)
Decrease in trade payables	(26,698)	(32,317)
Decrease in accrued income taxes	(3,353)	(32,926)
Decrease in accrued expenses	(12,808)	(8,880)
Increase (decrease) in accrued (prepaid) pension and severance cost	121	(616)
Other, net	(31,207)	(21,430)

Net cash provided by operating activities	56,126	71,930

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(77,271)	(50,310)
Proceeds from sale of fixed assets (Note 5)	768	401
Purchases of available-for-sale securities	(75)	(305)
Proceeds from sale and maturity of available-for-sale securities	105	1,148
Increase in time deposits, net	(583)	(8,614)
Acquisitions of subsidiaries, net of cash acquired	(704)	-
Purchases of other investments	(103)	(110)
Other, net	(12)	11,274

Net cash used in investing activities	(77,875)	(46,516)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	347	221
Repayments of long-term debt	(465)	(1,161)
Increase in short-term loans, net	1,873	8,292
Dividends paid	(72,092)	(79,850)
Repurchases of treasury stock, net	(49,992)	(8)
Other, net	(10,987)	(1,351)

Net cash used in financing activities	(131,316)	(73,857)

Effect of exchange rate changes on cash and cash equivalents	25,322	24,479

Net change in cash and cash equivalents	(127,743)	(23,964)

Cash and cash equivalents at beginning of period	773,227	840,579

Cash and cash equivalents at end of period	645,484	816,615

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	134	458
Income taxes	39,681	64,254

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)    Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company's ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for on the equity method basis as of March 31, 2012 and December 31, 2011 are summarized as follows:

	March 31, 2012	December 31, 2011
Consolidated subsidiaries	285	277
Affiliated companies	10	11

Total	295	288

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

(c)	Recently Issued Accounting Guidance

In June 2011, the FASB issued an amendment which requires presentation of net income and other comprehensive income in one continuous statement or in two separate but consecutive statements, which is applied retrospectively for all periods presented. Canon adopted this amended guidance from the quarter beginning January 1, 2012. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)    Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities included in short-term investments and investments by major security type at March 31, 2012 and December 31, 2011 were as follows:

	Millions of yen
	March 31, 2012
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	30	-	-	30

Noncurrent:
Government bonds	164	-	-	164
Corporate bonds	566	67	78	555
Fund trusts	1,916	22	4	1,934
Equity securities	14,994	6,682	228	21,448

	17,640	6,771	310	24,101

	Millions of yen
	December 31, 2011
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Current:
Corporate bonds	20	-	-	20

Noncurrent:
Government bonds	172	-	22	150
Corporate bonds	569	73	84	558
Fund trusts	1,867	2	43	1,826
Equity securities	15,911	3,200	1,387	17,724

	18,519	3,275	1,536	20,258

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2) Investments	(continued)

Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at March 31, 2012:

	Millions of yen
	Cost	Fair value
Due within one year	30	30
Due after one year through five years	953	973
Due after five years through ten years	1,693	1,680

	2,676	2,683

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized losses, including write-downs for impairments that were other than temporary, were not significant for the three months ended March 31, 2012 and 2011. The gross realized gains were not significant for the three months ended March 31, 2012 and 2011.

At March 31, 2012, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than twelve months.

Time deposits with original maturities of more than three months are ¥131,557 million and ¥125,497 million at March 31, 2012 and December 31, 2011, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥15,403 million and ¥14,583 million at March 31, 2012 and December 31, 2011, respectively. These investments were not evaluated for impairment at March 31, 2012 and December 31, 2011, respectively, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.

Reclassifications from accumulated other comprehensive income (loss) for gains and losses realized in net income was not significant for the three months ended March 31, 2012 and 2011.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)    Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	March 31, 2012	December 31, 2011

Notes	15,621	16,739
Accounts	509,003	528,032
Less allowance for doubtful receivables	(12,286)	(11,563)

	512,338	533,208

(4)    Inventories

Inventories are summarized as follows:

	Millions of yen
	March 31, 2012	December 31, 2011

Finished goods	359,373	291,023
Work in process	175,351	166,076
Raw materials	19,140	19,605

	553,864	476,704

(5)    Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	March 31, 2012	December 31, 2011

Land	269,745	268,493
Buildings	1,395,733	1,367,187
Machinery and equipment	1,534,812	1,499,331
Construction in progress	104,158	94,507

	3,304,448	3,229,518
Less accumulated depreciation	(2,081,622)	(2,038,682)

	1,222,826	1,190,836

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

(6)    Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	March 31, 2012	December 31, 2011

Notes	17,832	16,519
Accounts	374,582	364,013

	392,414	380,532

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(7)    Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the three months ended March 31, 2012 and 2011 are as follows:

	Millions of yen
	Canon Inc. stockholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2011	2,551,132	162,535	2,713,667

Dividends paid to Canon Inc. stockholders	(72,092)	-	(72,092)
Dividends paid to noncontrolling interests	-	(1,243)	(1,243)
Equity transactions with noncontrolling interests and other	(3,679)	(5,999)	(9,678)

Comprehensive income:
Net income	61,538	2,072	63,610
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	69,719	639	70,358
Net unrealized gains and losses on securities	3,799	198	3,997
Net gains and losses on derivative instruments	(4,374)	(1)	(4,375)
Pension liability adjustments	329	8	337
Total comprehensive income	131,011	2,916	133,927
Repurchase of treasury stock, net	(49,992)	-	(49,992)

Balance at March 31, 2012	2,556,380	158,209	2,714,589

Balance at December 31, 2010	2,645,782	163,855	2,809,637

Dividends paid to Canon Inc. stockholders	(79,850)	-	(79,850)
Dividends paid to noncontrolling interests	-	(1,307)	(1,307)
Equity transactions with noncontrolling interests and other	165	(55)	110

Comprehensive income:
Net income	55,462	518	55,980
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	39,074	570	39,644
Net unrealized gains and losses on securities	222	70	292
Net gains and losses on derivative instruments	(1,503)	63	(1,440)
Pension liability adjustments	70	72	142
Total comprehensive income	93,325	1,293	94,618

Balance at March 31, 2011	2,659,422	163,786	2,823,208

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)    Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerators and denominators of basic and diluted net income attributable to Canon Inc. stockholders per share computations for the three months ended March 31, 2012 and 2011 is as follows:

	Millions of yen
	Three months ended March 31, 2012	Three months ended March 31, 2011
Net income attributable to Canon Inc.	61,538	55,462

	Number of shares
	Three months ended March 31, 2012	Three months ended March 31, 2011
Average common shares outstanding	1,194,271,942	1,228,466,302
Effect of dilutive securities:
Stock options	52,805	115,830

Diluted common shares outstanding	1,194,324,747	1,228,582,132

	Yen
	Three months ended March 31, 2012	Three months ended March 31, 2011
Net income attributable to Canon Inc. stockholders per share:
Basic	51.53	45.15
Diluted	51.53	45.14

The computation of diluted net income attributable to Canon Inc. stockholders per share for the three months ended March 31, 2012 and 2011 excludes certain outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of March 31, 2012 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)    Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at March 31, 2012 and December 31, 2011 are set forth below:

	Millions of yen
	March 31, 2012	December 31, 2011
To sell foreign currencies	421,241	391,455
To buy foreign currencies	75,114	75,016

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at March 31, 2012 and December 31, 2011.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2012	December 31, 2011
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	388	1,325

Liabilities:
Foreign exchange contracts	Other current liabilities	4,008	1,270

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		March 31, 2012	December 31, 2011
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	441	3,393

Liabilities:
Foreign exchange contracts	Other current liabilities	8,612	1,340

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the three months ended March 31, 2012 and 2011.

Derivatives in cash flow hedging relationships

	Millions of yen
Three months ended March 31, 2012	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(7,261)	Other, net	923	Other, net	(85)

	Millions of yen
Three months ended March 31, 2011	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(2,607)	Other, net	176	Other, net	(106)

Derivatives not designated as hedging instruments

	Millions of yen
Three months ended March 31, 2012	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(15,319)

	Millions of yen
Three months ended March 31, 2011	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(14,877)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10) Commitments and Contingent Liabilities

Commitments

As of March 31, 2012, commitments outstanding for the purchase of property, plant and equipment approximated ¥55,606 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥79,638 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,338 million and ¥14,171 million at March 31, 2012 and December 31, 2011, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥23,329 million (within one year) and ¥53,902 million (after one year), at March 31, 2012.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥14,759 million at March 31, 2012. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at March 31, 2012 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the three months ended March 31, 2012 and 2011 is summarized as follows:

Three months ended March 31, 2012
Millions of yen
Balance at December 31, 2011	11,691
Addition	5,090
Utilization	(4,551)
Other	(429)

Balance at March 31, 2012	11,801

Three months ended March 31, 2011
Millions of yen
Balance at December 31, 2010	13,343
Addition	5,074
Utilization	(4,670)
Other	(101)

Balance at March 31, 2011	13,646

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at March 31, 2012 and December 31, 2011 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments which are disclosed in Note 2.

	Millions of yen
	March 31, 2012		December 31, 2011
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(6,685)	(6,669)	(7,070)	(7,053)
Foreign exchange contracts:
Assets	829	829	4,718	4,718
Liabilities	(12,620)	(12,620)	(2,610)	(2,610)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 12.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At March 31, 2012 and December 31, 2011, one customer accounted for approximately 18% and 17% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1	-	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2	-

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	-

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at March 31, 2012 and December 31, 2011.

	Millions of yen
	March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	162,770	-	162,770
Available-for-sale (current):
Corporate bonds	30	-	-	30
Available-for-sale (noncurrent):
Government bonds	164	-	-	164
Corporate bonds	-	110	445	555
Fund trusts	154	1,780	-	1,934
Equity securities	21,448	-	-	21,448
Derivatives	-	829	-	829

Total assets	21,796	165,489	445	187,730

Liabilities:
Derivatives	-	12,620	-	12,620

Total liabilities	-	12,620	-	12,620

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2011
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	204,307	-	204,307
Available-for-sale (current):
Corporate bonds	20	-	-	20
Available-for-sale (noncurrent):
Government bonds	150	-	-	150
Corporate bonds	-	104	454	558
Fund trusts	151	1,675	-	1,826
Equity securities	17,724	-	-	17,724
Derivatives	-	4,718	-	4,718

Total assets	18,045	210,804	454	229,303

Liabilities:
Derivatives	-	2,610	-	2,610

Total liabilities	-	2,610	-	2,610

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active. Level 3 investments are mainly comprised of corporate bonds, which are valued based on cost approach, using unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate bonds, for the three months ended March 31, 2012 and 2011.

Three months ended March 31, 2012

Millions of yen
Balance at December 31, 2011	454
Total gains or losses (realized or unrealized):
Included in earnings	(2)
Included in other comprehensive income (loss)	12
Purchases, issuances and settlements	(19)

Balance at March 31, 2012	445

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Fair Value Measurements (continued)

Three months ended March 31, 2011

Millions of yen
Balance at December 31, 2010	1,950
Total gains or losses (realized or unrealized):
Included in earnings	(2)
Included in other comprehensive income (loss)	4
Purchases, issuances and settlements	(1,733)

Balance at March 31, 2011	219

Gains and losses included in earnings are mainly related to corporate bonds still held at March 31, 2012 and 2011, and are reported in “Other, net” in the consolidated statements of income.

Assets and liabilities measured at fair value on a nonrecurring basis

During the three months ended March 31, 2012 and 2011, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were net gains of ¥9,307 million and ¥2,893 million for the three months ended March 31, 2012 and 2011, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥14,432 million and ¥15,816 million for the three months ended March 31, 2012 and 2011, respectively.

Shipping and handling costs totaled ¥9,353 million and ¥11,292 million for the three months ended March 31, 2012 and 2011, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥162,770 million and ¥204,307 million at March 31, 2012 and December 31, 2011, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the marketing of Canon’s and complementary third-party products primarily in foreign countries. These receivables typically have terms ranging from 1 year to 8 years. Finance receivables are ¥196,969 million and ¥204,428 million at March 31, 2012 and 2011, respectively. Finance receivables which are individually evaluated for impairment at March 31, 2012 and 2011 are not significant.

The activity in the allowance for credit losses is as follows:

Three months ended March 31, 2012

Millions of yen
Balance at December 31, 2011	7,039

Charge-offs	(371)

Provision	362

Other	141

Balance at March 31, 2012	7,171

Three months ended March 31, 2011

Millions of yen
Balance at December 31, 2010	7,983

Charge-offs	(620)

Provision	673

Other	191

Balance at March 31, 2011	8,227

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at March 31, 2012 and December 31, 2011 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information

Canon operates its business in three segments: the Office Business Unit, the Consumer Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit: Office multifunction devices (MFDs) / Office copying machines /

  Personal-use copying machines / Laser MFDs /

  Laser printers / Digital production printing systems /

  High speed continuous feed printers / Wide-format printers/

  Document solution

Consumer Business Unit: Digital SLR cameras / Compact digital cameras / Interchangeable lenses /

 Digital camcorders / Inkjet printers / Large-format inkjet printers/

 Image scanners / Broadcast equipment / Calculators

Industry and Others Business Unit: Semiconductor lithography equipment /

 LCD lithography equipment / Digital radiography systems/

 Ophthalmic equipment / Vacuum thin-film deposition equipment/

 Organic LED panel manufacturing equipment/ Micromotors /

 Computers /Handy terminals / Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information (continued)

Information about operating results for each segment for the three months ended March 31, 2012 and 2011 is as follows:

	Office	Consumer	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2012:

Net sales:
External customers	¥436,926	¥303,017	¥89,297	¥–	¥829,240
Intersegment	1,113	459	20,485	(22,057)	–

Total	438,039	303,476	109,782	(22,057)	829,240
Operating cost and expenses	385,193	256,742	105,789	(1,163)	746,561

Operating profit	¥52,846	¥46,734	¥3,993	¥(20,894)	¥82,679

2011:

Net sales:
External customers	¥479,051	¥289,368	¥70,772	¥–	¥839,191
Intersegment	1,811	253	21,164	(23,228)	–

Total	480,862	289,621	91,936	(23,228)	839,191
Operating cost and expenses	417,810	249,712	85,333	3,834	756,689

Operating profit	¥63,052	¥39,909	¥6,603	¥(27,062)	¥82,502

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses.

Information by major geographic area for the three months ended March 31, 2012 and 2011 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
	(Millions of yen)
2012:
Net sales:	¥176,875	¥210,348	¥244,453	¥197,564	¥829,240

2011:
Net sales:	¥158,048	¥216,534	¥279,953	¥184,656	¥839,191

Net sales are attributed to areas based on the location where the product is shipped to the customers.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Segment Information (continued)

The following information is based on the location of the Company and its subsidiaries. In addition to the disclosure requirements under U.S. GAAP, Canon discloses this information in order to provide financial statements users with useful information.

Information by the location of the Company and its subsidiaries for the three months ended March 31, 2012 and 2011.

	Japan	Americas	Europe	Asia and Oceania	Corporate and eliminations	Consolidated
	(Millions of yen)
2012:

Net sales:
External customers	¥209,215	¥207,002	¥244,036	¥168,987	¥–	¥829,240
Intersegment	460,173	5,218	1,526	197,206	(664,123)	–

Total	669,388	212,220	245,562	366,193	(664,123)	829,240
Operating cost and expenses	596,832	207,988	234,669	345,344	(638,272)	746,561

Operating profit	¥72,556	¥4,232	¥10,893	¥20,849	¥(25,851)	¥82,679

2011:

Net sales:
External customers	¥177,476	¥215,677	¥277,713	¥168,325	¥–	¥839,191
Intersegment	442,932	3,113	882	185,858	(632,785)	–

Total	620,408	218,790	278,595	354,183	(632,785)	839,191
Operating cost and expenses	533,874	217,745	267,276	339,907	(602,113)	756,689

Operating profit	¥86,534	¥1,045	¥11,319	¥14,276	¥(30,672)	¥82,502

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Other Information

None.